Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES RESULTS OF ITS

ANNUAL GENERAL MEETING

Tel-Aviv, Israel - December 28, 2006 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI") today announced the results of the Annual General Meeting of its shareholders held today, Thursday, December 28, 2006, in Tel-Aviv, Israel.

At the meeting, all proposals set forth in EMI’s proxy statement dated November 21, 2006 (the "Proxy Statement") sent in connection with the meeting were approved by the required majorities.

For further information concerning the proposals, please refer to the Proxy Statement.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com